20014356

SEC
Mail Processing
Section

DEC 01 2020

Washington DC
415

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21584

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 AND ENDING 09/30/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Global Wealth Management Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Pennsylvania Avenue
(No. and Street)

McDonough | GA | 30253
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Ciantro 646-226-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Bldg 2, Suite 1680 | Atlanta | GA | 30339-3054
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Webb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Global Wealth Management Inc, as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

JULIE A. CONN NOTARY PUBLIC HENRY COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Global Wealth Management, Inc.

Financial Statements

For the Year Ended September 30, 2020

With

Report of Independent Registered Public Accounting Firm

Contents
As of and for the Year Ended September 30, 2020

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
American Global Wealth Management, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Global Wealth Management, Inc (the "Company") as of September 30, 2020, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

November 30, 2020
Atlanta, Georgia

Rubio CPA, PC

Statement of Financial Condition
September 30, 2020

ASSETS

Cash	$ 82,998
Clearing deposit	51,532
Commissions receivable	42,745
Property and equipment, net of accumulated depreciation of $8,708.50	4,469
Due from clearing firm	18,664
Due from related party	33,987
Deferred tax asset	4,400
Prepaid expenses and other assets	2,414
TOTAL ASSETS	$ 241,209

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 917
Commissions payable	57,683
Income taxes payable	9,800
Deferred revenue	10,882
Subordinated debt	175,000
TOTAL LIABILITIES	254,282
Stockholder's Equity (Deficit)	
Capital stock	5,000
Additional paid in capital	40,000
Retained earnings (deficit)	(58,073)
TOTAL STOCKHOLDER'S EQUITY (DEFICIT)	(13,073)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 241,209

Statement of Operations
For the Year Ended September 30, 2020

REVENUE:	
Commission income	$ 505,222
Mutual fund fees	297,961
Registered rep fee income	53,482
Interest income	2,712
Principal transactions	11,310
Other income	19,961
Total revenue	890,648
OPERATING EXPENSES:	
Compensation and benefits	623,315
Clearance fees	19,867
Occupancy and equipment	18,046
Technology and communications	25,545
Other	135,622
Total expenses	822,395
NET INCOME BEFORE INCOME TAXES	$ 68,253
Income Taxes	7,160
NET INCOME AFTER INCOME TAXES	$ 61,093

Statement of Changes in Stockholder's Equity
Year Ended September 30, 2020

	Capital Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at October 1, 2019	$5,000	$40,000	$(119,166)	$(74,166)
Net Income	-	-	61,093	61,093
Balance at September 30, 2020	$5,000	$40,000	$(58,073)	$(13,073)

See accompanying notes to financial statements

Statement of Cash Flows
For the Year Ended September 30, 2020

OPERATING ACTIVITIES:	
Net Income	$ 61,093
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	3,195
Deferred tax benefit	(4,400)
Changes in operating assets and liabilities	
Increase in clearing deposit	(86)
Increase in commission receivable	(14,821)
Increase in due from clearing firm	(17,321)
Increase in due from realted party	(32,760)
Decrease in prepaid expenses and other assets	8,579
Decrease in accounts payable and accrued expenses	(5,798)
Increase in commissions payable	10,221
Decrease in due to related parties	(15,717)
Decrease in deferred revenue	(231)
Increase in income taxes payable	9,800
Net cash provided by operating activities	1,754
NET INCREASE IN CASH	1,754
CASH AT BEGINNING OF YEAR	81,244
CASH AT END OF YEAR	$ 82,998

See accompanying notes to financial statements

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended September 30, 2020

Subordinated Liabilities at September 30, 2019	$ 175,000
Increases (decreases)	-
Subordinated Liabilities at September 30, 2020	$ 175,000

Notes to Financial Statements
September 30, 2020

1. Organization and Nature of Business

The Company is a registered broker dealer organized under the laws of the state of Wisconsin in 1977. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is brokerage of investment securities.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash
The Company's cash is held at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high credit quality institution in order to minimize risk relating to exceeding insured limits.

Revenue Recognition
Revenue from contracts with customers includes commission income and fees from customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Marketing or distribution fees are paid over time (12B-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Revenue is recognized as these fees are

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from and Deposit with Clearing Broker
The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company has a deposit with its clearing broker, which is refundable to the Company should it discontinue its arrangement. Amounts receivable from its clearing organization consist of commissions receivable and funds on deposit in various accounts.

Income Taxes
Income taxes are computed based on income for financial reporting purposes. Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes. The differences relate principally to book income calculated using the accrual method of accounting and tax income calculated using the cash basis.

The Company has adopted the provision of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely, than not to be sustained if the taxing authority examines the respective position. A tax position includes the entity's status and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income tax is necessary.

Commissions Receivable
The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold, or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

3. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

4. Liabilities Subordinated to Claims of General Creditors

The Company has borrowings under agreements which are subordinate to claims of general creditors. The details of this debt are as follows:

Payable To	Due Date	Interest Rate	
Stockholder	February 6, 2023	5%	50,000
Stockholder	February 6, 2023	5%	125,000
Balance at September 30, 2020			$175,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's net capital rules. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The Stockholder waived the interest payments for the year ended September 30, 2020.

5. Contingencies and Concentrations of Credit Risk

Pursuant to a clearing agreement, the Company introduces securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing broker agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing broker, monitor collateral on the securities transactions introduced by the Company.

The Company is subject to arbitration and litigation in the normal course of business. The Company has no litigation in progress at September 30, 2020.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2020, the Company had net capital of $93,302 which was $88,017 in excess of its required net capital of $5,285. The Company's aggregate indebtedness to net capital percentage was 85%.

7. Income Taxes

The provision for income taxes is summarized as follows:

Current income tax expense	$11,560
Deferred income tax expense (benefit)	(4,400)
Income tax expense	7160

The Company's current income tax expense differs from the amounts computed by applying the combined federal and state income tax rates to the income before income taxes primarily due to utilization of a net operating loss carryforward and non-deductible expenses.

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The differences at September 30, 2020 relate primarily to use of the cash basis of accounting for income tax reporting.

The Company realized a net operating loss carryforward from prior years of approximately $10,000 during the year ended September 30, 2020.

8. Leases and Related Parties

The Company leases office premises from a related party for monthly rent payments that varied from $1,294 to $2,008 (total of approximately $19,000) under an administrative services agreement.

The Company has elected for all underlying classes of assets to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying assets that the company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

Seperatley, the related party paid approximately $190,000 of payroll cost and $50,000 of other costs incurred by the Company for which the related party was reimbursed by the Company pursuant to the administrative services agreement.

The due from related party at September 30, 2020 of $33,987 arises from an overpayment under these arrangements.

Financial positions and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

SCHEDULE I

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$	(13,073)
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets and other assets:		
Property and equipment, net		(4,469)
Commission receivable, net		(23,355)
Due from related party		(33,987)
Prepaid expenses		(2,414)
Deferred tax asset		(4,400)
	$	(68,625)
ADD BACK FOR LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	$	175,000
NET CAPITAL	$	93,302
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,285
Excess net capital	$	88,017
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	85,374
AGGREGATE INDEBTEDNESS:		
Liabilities, net of subordinated debt	$	79,282
Percentage of aggregate indebtedness to net capital		85%

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part IIA of Form X-17A-5 as of September 30, 2020.

SCHEDULE II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii).

SCHEDULE III - Information for Possession or Control Requirements Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii).

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
American Global Wealth Management, Inc

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) American Global Wealth Management, Inc identified the following provisions of 17 C.F.R. § 15c3-3(k) under which American Global Wealth Management, Inc claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions"); and, (2) American Global Wealth Management, Inc stated that American Global Wealth Management, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. American Global Wealth Management, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Global Wealth Management, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

November 30, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

AMERICAN GLOBAL WEALTH MANAGEMENT, INC.'S EXEMPTION REPORT

American Global Wealth Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraphs (k)(2)(i) and (ii) of the Rule.

The Company met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2020 without exception.

Jim R. Webb, CEO
November 4, 2020